Brocade

1745 Technology Dr., San Jose, CA 95110

T. 408.333.8000 F. 408.333.8101

www.brocade.com

February 10, 2010

Via EDGAR Transmission (with hard copy via Facsimile)

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-9303

Attention:  Barbara C. Jacobs, Assistant Director

                  Stephani Bouvet

Re:	Brocade Communications Systems, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed December 14, 2009
File No. 000-25601

Ladies and Gentlemen:

We respectfully submit this letter in response to the letter dated January 29, 2010 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael Klayko, Chief Executive Officer of Brocade Communications Systems, Inc., a Delaware corporation (the “Company”), relating to the Company’s Form 10-K for the fiscal year ended October 31, 2009 filed on December 14, 2009 (the “10-K FY09”).

In this letter, we have recited the comments set forth in the Comment Letter in italicized type and have followed each comment with the Company’s response thereto.

General

1.	We note your pending request for confidential treatment in connection with portions of certain exhibits to your Form 10-K for Fiscal Year Ended October 31, 2009. We are currently processing this request and will issue comments to you in a separate letter.

We note the Staff’s comment and will look for your comments, if any, in connection with our request for confidential treatment of portions of certain exhibits to our 10-K FY09 in a separate letter.

United States Securities and Exchange Commission

February 10, 2010

Item 1. Business

Customers, page 7

2.	We note that your Ethernet business includes a number of key customer markets, including the U.S. Government; and that, according to your risk factor on page 19, the loss from your more significant customers, such as the U.S. government could cause revenue and profitability to suffer. Please tell us what consideration you have given to including disclosure in your Business section regarding the portion of your business that may be subject to renegotiation or termination at the election of the government. See Item 101(c)(1)(ix) of Regulation S-K.

Governmental customers usually purchase products through our channel partners and not directly from us. We have a very small number of direct contractual arrangements with the government, and as a result no significant portion of our business is subject to renegotiation or termination at the election of the government. Accordingly, we do not believe further disclosure is warranted or required under Item 101(c)(1)(ix) of Regulation S-K. In the future, we will continue to review and evaluate the level of materiality and portion of our business that is subject to renegotiation or termination at the election of the government.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 33

3.	We note that in your Results of Operations section, you have identified and discussed certain risks and challenges associated with your business, including pricing pressure, ongoing pressure on gross margins, product transition, and risks associated with international operations. In future filings, consider including disclosure of this nature in your Overview section to provide a balanced, executive-level discussion of the most important themes or other significant matters with which management is primarily concerned in evaluating Brocade’s financial condition and operating results. Refer to Section III.A of SEC Release No. 33-8350.

We acknowledge the Staff’s comment. We will consider the Staff’s input and the addition of any other important themes or significant matters in the Overview section prior to the preparation of our future filings.

United States Securities and Exchange Commission

February 10, 2010

Liquidity

Senior Secured Credit Facility, page 49

4.	We note your disclosure on page 86 that as of October 31, 2009, you were in compliance with all applicable covenants and restrictions related to your credit agreement. In future filings, please include a discussion of all material financial covenants in your credit agreement, including how the leverage and fixed charge ratios are defined.

We note the Staff’s comment and will supplement the discussion regarding the material financial covenants in our credit agreement in our future filings.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 108

5.	While we note that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures “were operating effectively,” this effectiveness conclusion is stated in terms that do not conform with the language set forth in Exchange Act Rule 13a-15(b). In your response letter, please tell us whether your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures were effective as of the end of the period covered by the report. Further, in your future filings, please clarify, if true, that your officers concluded that your disclosure controls and procedures are effective.

We confirm that our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by the 10-K FY09. We also represent that our Chief Executive Officer and Chief Financial Officer will confirm, if true, that our disclosure controls and procedures are effective as of the end of the period covered by each of our future filings in accordance with Exchange Act Rule 13a-15(b).

*******

Additionally, at the Staff’s request, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

February 10, 2010

Please direct your questions or comments regarding the Company’s responses to the undersigned at (408) 333-5547 or by facsimile at (408) 333-5630. Thank you for your assistance.

Sincerely,

Brocade Communications Systems, Inc.

By:	/s/ Tyler Wall
Tyler Wall
Vice President and General Counsel

cc:	Katharine A. Martin, Esq. (Wilson Sonsini Goodrich & Rosati) Richard Deranleau (Brocade Communications Systems, Inc.)